Date: July 17, 2014

Contact: William W. Traynham, Chief Financial Officer
  434-773-2242
  traynhamw@amnb.com

Traded: NASDAQ Global Select Market   **Symbol:** AMNB

AMERICAN NATIONAL BANKSHARES INC. REPORTS SECOND QUARTER 2014 EARNINGS

  Q2 net income of $3.2 million and diluted EPS of $0.41
  Net interest margin of 3.68% for Q2 2014
  Nonperforming assets 0.60% of total assets
  Tangible common equity to tangible assets 10.37%
  Loan volume increase $18.4 million (2.3%) ytd and $29.7 million (3.8%) qtd

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced second quarter 2014 net income of $3,233,000 compared to $4,210,000 for the second quarter of 2013, a $977,000 or 23.2% decrease. Diluted earnings per share were $0.41 for the 2014 quarter and $0.53 for the comparable 2013 quarter. Net income for the second quarter of 2014 produced a return on average assets of 1.00%, a return on average equity of 7.53%, and a return on average tangible equity of 10.67%.

Net income for the first six months of 2014 was $6,683,000 compared to $8,361,000 for the comparable period of 2013, a $1,678,000 or 20.1% decrease. Diluted earnings per share were $0.85 for the 2014 period compared to $1.06 for the 2013 period.

Earnings for the 2014 and 2013 quarters and six month periods were favorably impacted by the July 2011 merger between American National and MidCarolina Financial Corporation ("MidCarolina"). However, as anticipated, the magnitude of that favorable impact is rapidly declining and that is the primary driver in the change in earnings for the quarter and six month period.

Financial Performance and Overview

Jeffrey V. Haley, President and Chief Executive Officer, reported, "We are pleased that over the past year our loan portfolio has seen growth and we are even more pleased that the momentum of that growth is increasing.

"At June 30, 2014, American National had $813,057,000 in loans compared to $794,045,000 at June 30, 2013, an increase of $19,012,000 or 2.4%.

"Compared to December 31, 2013, loans are up $18,386,000 or 2.3%.

"Compared to March 31, 2014, loans are up $29,688,000 or 3.8%.

"We consider the increase in loan volume and demand to be an indicator of slowly improving local and regional economic conditions.

"At June 30, 2014, American National had $1,035,800,000 in deposits compared to $1,046,394,000 at June 30, 2013, a decrease of $10,594,000 or 1.0%.

"Compared to December 31, 2013, deposits are down $21,875,000 or 2.1%.

"Compared to March 31, 2014, deposits are down $15,449,000 or 1.5%.

"The decline in deposits is related to lower levels of time deposits. We will adjust our pricing strategy appropriately with current market conditions and the liquidity requirements for our bank. Our primary focus on the liability side of the balance sheet is growing core deposits and their affiliated relationships. The never ending challenge in this ongoing low rate environment is to fund our bank in a cost effective and yet competitive manner. Our cost of deposits for the second quarter 2014 was 0.57%, down from 0.66% for the second quarter 2013.

"Our earnings for the second quarter were $3,233,000. This is down 23.2% from the same quarter of 2013. On a diluted per share basis earnings were $0.41 per share for the 2014 quarter compared to $0.53 per share for the 2013 quarter.

"There were a number of factors driving earnings for the quarter.

"The impact of the fair value accounting from the MidCarolina merger continues to be favorable, though decreasing significantly quarter to quarter. We had a pretax benefit of $293,000 for the second quarter of 2014, compared to $1,736,000 for the second quarter of 2013. This is mostly related to the acquired loan portfolio and we expect this benefit will continue to accrete rapidly to income.

"Loan loss provision expense was $150,000 for the 2014 quarter compared to $0 for the comparable 2013 quarter. The need for provision expense was related to the growth in the loan portfolio, the regular quarterly review of our impaired loans, and it was mitigated by continuing strong asset quality and some improving economic indicators.

"In noninterest income, there was very little overall change. Mortgage banking income fell substantially, but that decline was offset by improved trust income and securities gains.

"In noninterest expense, expenses for the second quarter of 2014 declined slightly from the second quarter of 2013. This modest improvement was related to a net foreclosed real estate gain in the 2014 quarter compared to a substantial net expense in the 2013 quarter."

Haley concluded, "We are very pleased about the loan growth in the second quarter of this year. But a quarter is a very short period of time and trends are best measured over years and decades. We will continue to grow this banking franchise, organically and through acquisitions, to the next level. We know the operating environment has been, is and will continue to be challenging, but we are seeing the beginnings of an economic recovery. We look forward to serving our customers and continuing to build and improve one of the best community banks in America."

Capital

American National's capital ratios remain strong and exceed all regulatory requirements.

Average shareholders' equity was 13.22% of average assets at June 30, 2014, compared to 12.76% at June 30, 2013.

Book value per common share was $21.95 at June 30, 2014, compared to $20.70 at June 30, 2013.

Tangible book value per common share was $16.65 at June 30, 2014, compared to $15.25 at June 30, 2013.

Tangible common equity to tangible assets was 10.37% at June 30, 2014, compared to 9.60% at June 30, 2013.

Credit Quality Measurements

Non-performing assets, consisting of $5,224,000 of non-performing loans and $2,622,000 of foreclosed real estate, represented 0.60% of total assets at June 30, 2014, compared to 0.88% of total assets at June 30, 2013.

Annualized net charge-offs for the second quarter of 2014 were zero basis points (0.00%) of average loans, compared to net recoveries of seven basis points (0.07%) for the second quarter of 2013.

Net Interest Income

Net interest income before provision for loan losses decreased to $10,351,000 in the second quarter of 2014 from $11,693,000 in the second quarter of 2013, a decrease of $1,342,000 or 11.5%.
For the 2014 quarter, net interest margin was 3.68% compared to 4.16% for the same quarter in 2013, a decrease of 48 basis points (0.48%).

The decline in net interest income and net interest margin was driven by falling yields on earning assets and lower accretion income. It was partially mitigated by reduced cost of interest bearing liabilities.

Provision expense

Provision expense for the second quarter of 2014 was $150,000 compared to $0 for the second quarter of 2013.

The primary driver for this increase was the second quarter net loan volume increase of $29.7 million or 3.8%. It was mitigated by continuing high asset quality and improving economic conditions.

The allowance for loan losses as a percentage of total loans was 1.57% at June 30, 2014, compared to 1.59% at December 31, 2013, and 1.60% at June 30, 2013. The gradual decrease in the allowance was driven by improvement in loss history combined with improving qualitative factors, including strong asset quality metrics and some improvement in local and national economic factors.

Noninterest Income

Noninterest income totaled $2,700,000 in the second quarter of 2014, compared with $2,686,000 in the second quarter of 2013, an increase of $14,000 or 0.5%.

The largest negative factor impacting the change was a $256,000 or 48.2% decline in mortgage banking income. This reduction was directly related to changes in the overall market demand for mortgage loans. It was basically offset by increases in trust fee income and securities gains.

Noninterest Expense

Noninterest expense totaled $8,365,000 in the second quarter of 2014, compared to $8,428,000 in the second quarter of 2013, a decrease of $63,000 or 0.7%.

The major driver for this slight decrease in noninterest expense was a $202,000 or 104.7% improvement in net foreclosed real estate expense.

About American National

American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.3 billion. Headquartered in Danville, Virginia, American National is the parent company of American National Bank and Trust Company. American National Bank is a community bank serving southern and central Virginia and north central North Carolina with 25 banking offices and two loan production offices. American National Bank and Trust Company also manages an additional $648 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank's website at www.amnb.com.

Shares of American National are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of federal securities laws. Certain of the statements involve significant risks and uncertainties. The statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in American National's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.